UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 28, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 28, 2022 announcing Turkcell’s First Quarter 2022 results and Q1 2022 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

FIRST QUARTER 2022 RESULTS

“STRONG START TO 2022”

First Quarter 2022 Results

Contents

HIGHLIGHTS

QUARTER HIGHLIGHTS	3
COMMENTS BY CEO, MURAT ERKAN	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	11
BeST	12
Kuzey Kıbrıs Turkcell	12

TECHFIN
Paycell	13
Financell	13

TURKCELL GROUP SUBSCRIBERS	14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	15

Appendix A – Tables	17

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	"Turkcell Turkey," which comprises our telecom, digital services and digital business services related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures unless otherwise stated. The terms "we", "us", and "our" in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where the context otherwise requires.

o    “Turkcell International” which comprises all of our telecom and digital services related businesses outside of Turkey.

o    “Techfin” which comprises all of our financial services businesses.

o    “Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided, and figures in parentheses following the operational and financial results for March 31, 2022, refer to the same item as at March 31, 2021. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2022, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the first and fourth quarters of 2021 and the first quarter of 2022 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.
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First Quarter 2022 Results

FINANCIAL HIGHLIGHTS

TRY million	Q121	Q421	Q122	y/y%	q/q%
Revenue	7,827	10,192	10,695	36.7%	4.9%
EBITDA[1]	3,306	4,212	4,302	30.1%	2.1%
EBITDA Margin (%)	42.2%	41.3%	40.2%	(2.0pp)	(1.1pp)
EBIT[2]	1,651	2,136	2,217	34.4%	3.8%
EBIT Margin (%)	21.1%	21.0%	20.7%	(0.4pp)	(0.3pp)
Net Income	1,105	1,385	803	(27.3%)	(42.0%)

FIRST QUARTER HIGHLIGHTS

•	Solid financial performance:
o	Group revenues up 36.7% year-on-year on increased ARPU growth and larger subscriber base of Turkcell Turkey, higher contribution from international operations and techfin business
o	Group EBITDA up 30.1% year-on-year leading to an EBITDA margin of 40.2%
o	EBIT up 34.4% year-on-year resulting in an EBIT margin of 20.7%
o	Net income at TRY803 million
o	Healthy net leverage[3] level at 1.2x
o	Short FX position of US$204 million (broadly in line with our FX neutral definition, which is between -US$200 million and +US$200 million)
•	Robust set of operational results:
o	Turkcell Turkey subscriber base up by 577 thousand quarterly net additions
o	423 thousand quarterly mobile postpaid net additions; postpaid subscriber base share at 66.7%
o	59 thousand quarterly mobile prepaid net additions
o	50 thousand fixed subscriber net additions; 53 thousand fiber net additions
o	186 thousand new fiber homepasses in line with our annual expansion plan
o	Mobile ARPU[4] growth of 19.8%; residential fiber ARPU growth of 21.0%
o	Average monthly data usage of 4.5G subscribers at 14.7 GB in Q122; smartphone penetration at 86%
o	Digital channel’s share[5] in sales at 21.8%
•	2022 guidance[6] maintained; revenue growth target of around 30%, EBITDA target of around TRY19 billion, and operational capex over sales ratio[7] target of between 20% - 21%

(1)	EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2)	EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets at fair value through other comprehensive income” reported under current and non-current assets, and “financial assets at amortized cost”. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(4)	Excluding M2M

(5) Share of all sales from digital channels (including voice, data, services & smart devices) in Turkcell Turkey consumer sales (excluding fixed business) and equipment related revenues in other segment.

(6) Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2021 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(7)	Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at March 31, 2022 via our website in the investor relations section (www.turkcell.com.tr).

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First Quarter 2022 Results

COMMENTS BY CEO, MURAT ERKAN

We step into the year strongly, despite the challenges and uncertainties

Challenging macroeconomic conditions caused by high inflation, increased energy and labor costs, disruptions to the supply chain all around the world, and international political risk from the Russia-Ukraine war stood out in the first quarter of 2022. And meanwhile, the effects of COVID-19 variants that unsettled the markets continued to be observed, despite being reduced by widespread vaccination programs. While the recovery in mobility started with the substantial easing of the COVID-19 restrictions in Turkey as of March, the main concerns that stood out in this quarter were the prevailing impact of currency depreciation in the last quarter of 2021 and the inflationary environment. Then, of course, we are deeply saddened by the humanitarian disaster resulting from the war that has been waged for the past two months in Ukraine, the home of our largest international subsidiary. Perceiving communication as a human right in all conditions, we continue the activities of our subsidiary lifecell, and ensure the continuity of our network for seamless communication. Prevailing conditions have made our company confront uncertainties. And yet we continued to improve our growth, managing operations effectively with our diversified business model and proactive risk management, which we implemented decisively in the first quarter of the year.

Accordingly, our consolidated revenues increased by 36.7% year-on-year to TRY10.7 billion in the first quarter of the year. While our strong growth was driven mainly by Turkcell Turkey’s performance, the international and techfin segments, which grew by 101.4% and 58.5% year-on-year, respectively, also supported growth. EBITDA1 increased by 30.1% to TRY4.3 billion, with an EBITDA margin of 40.2%. Net profit was at TRY803 million. These results, realized in line with our guidance, enabled us to take a strong step into a challenging 2022, which will be shaped within the framework of global political and economic uncertainties.

We serve 40 million Turkcell subscribers

Since December 2021, we have sought to reflect the cost pressures caused by energy, commodities and labor, as well as the effects of the inflationary environment in our prices. Within a similar conjuncture in the first quarter, we maintained our focus on inflationary pricing, introducing price increases in fixed broadband services in January and also in mobile services in March. While rationalization prevailed in the market as our price increases were followed by those of competitors, the decline in the MNP market also continued. This quarter we also saw an acceleration in upsell of our existing customers to higher packages. Confirming our customer-driven approach, analysis of our customers’ behavior indicates that the churn rate continued to decrease with the timely actions we have taken.

We reached 40 million subscribers with 577 thousand net additions in the first quarter of the year. Our robust and fast network, value-oriented pricing strategy and brand loyalty have been instrumental in customers opting for Turkcell. On the mobile front, we achieved 482 thousand net additions, recording 423 thousand postpaid and 59 thousand prepaid subscriber net additions. Our postpaid customer base reached 24.1 million, comprising 66.7% of the total mobile subscriber base. Besides the price increases, mobile blended ARPU (excluding M2M) accelerated compared to the previous quarter, rising 19.8% on the back of increased mobility, upsell efforts and a larger postpaid subscriber base. Reflecting the success of our customer-driven approach, the average monthly churn rate was realized at 1.6%, the lowest level of the past four years.

We observe that customers’ need for high-speed and high-quality fixed internet connection has continued in the post-pandemic period. Our fiber subscriber base registered 53 thousand quarterly net additions thanks to our superior network quality and extensive sales channels, while our total fixed broadband subscribers exceeded 2.7 million. The subscribers of our IPTV service, which is in 65 out of every 100 households among our residential fiber customers, exceeded 1.1 million with 44 thousand quarterly net additions. Residential fiber ARPU rose by 21.0% with price increases, upsell to faster packages and increased TV+ penetration. With the target of increasing our fiber rollout, in the first quarter we reached 186 thousand new fiber homepasses in line with our plans.

We meet the needs of our customers with our strategic focus areas that increase our inclusivity

We continue to stand by our customers with the instant messaging, TV and music platforms, personal cloud services and e-mail services in our digital services portfolio, the engine of our digital transformation. BiP, which has been downloaded more than 92 million times to date, and the international recognition of which continues to rise day by day, had one out of every five of its active users from abroad. TV+, our digital TV platform, has accelerated its mobile subscriber additions in this quarter thanks to enriched content, its accessibility through smart televisions and the

4

First Quarter 2022 Results

firm growth in our TV+ Ready product. The paid users of Lifebox, through which we provide a cloud-based storage service, increased by 50% compared to the same period of last year. Additionally, we launched the user-friendly "Office Collaboration" feature in Lifebox Business, where we serve approximately one thousand corporate customers. With all these developments, in the first quarter, the stand-alone revenues of our Digital Services & Solutions increased by 15.3% to TRY424 million and Digital OTT service revenues increased 46.3% year-on-year.

The total revenues of Digital Business Services, the leader in the IT Services market, rose 75.2% year-on-year to TRY791 million. The biggest contributor to this increase was the acceleration of end-to-end system integration projects. In the first quarter of the year, we set a fresh record with close to a thousand new contracts signed. We have put into practice 2,310 system integration and managed services projects to date; from those we have a contract value (backlog) of TRY1.9 billion to be collected over the coming periods. In line with the demand for digital transformation accelerated by the COVID-19 pandemic, the revenues of data center and cloud technologies services almost doubled in the first quarter. We continue efforts to meet this demand with a larger capacity and to transform our country into a leading hub of data and cloud technologies. Within this scope, we will focus on capacity increases at our new generation data centers in the upcoming period.

We remain the pioneer of the Techfin industry with our expanding product range

Financell and Paycell had a strong quarter, contributing to the growth of our techfin business revenues, which increased by 58.5% in the first quarter of 2022. Financell is the pioneer of financing for technological needs. And as well as serving individual customers, it continues to create innovative financial solutions that increase SME competitiveness with the Digital Transformation Financing program that strengthens their digital infrastructures. Reaching a loan portfolio of TRY2.3 billion with an annual increase of 24%, Financell's revenues increased by 50.0% in this quarter with the contribution of the insurance business. With its superior technology and wide range of solutions Paycell, the payment platform that has swiftly adapted to new payment habits, notably transformed during the pandemic, has seen another successful quarter registering 67.2% growth. Paycell’s 3-month active users reached 6.9 million and transaction volume reached TRY6.7 billion, tripling on an annual basis. The transaction volume of “Pay Later” allowing expenditures to be reflected on Turkcell invoices, doubled and the transaction volume over Paycell Card rose to eightfold of the same period of last year. We accelerated our efforts to expand our POS service to support an increased number of merchants, and have increased the number of Android POS by 66% to 9.6 thousand since the previous quarter. Considering the virtual POS service, the transaction volume of our POS solutions has doubled compared to the previous quarter to TRY2.1 billion.

We continue to stand by our customers in difficult conditions

During these days of intense global and macroeconomic challenges, we, as Turkcell, aim to provide better service to our customers day by day by maintaining our innovative approach. Despite the difficulties we have experienced, especially in Ukraine, we maintain our 2022 guidance shared in February, thanks to our accelerated performance in Turkey.

I extend my thanks to all our colleagues for their contribution that has enabled our strong start to the year, and to our Board of Directors for their confidence in us and invaluable support. I also express our gratitude to our customers and business partners, ever with us on our journey to success.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and it’s reconciliation to net income.

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First Quarter 2022 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q121	Q421	Q122	y/y%	q/q%
Revenue	7,826.5	10,191.5	10,695.0	36.7%	4.9%
Cost of revenue[1]	(3,913.0)	(5,019.9)	(5,493.5)	40.4%	9.4%
Cost of revenue1/Revenue	(50.0%)	(49.3%)	(51.4%)	(1.4pp)	(2.1pp)
Gross Margin1	50.0%	50.7%	48.6%	(1.4pp)	(2.1pp)
Administrative expenses	(199.4)	(276.8)	(303.7)	52.3%	9.7%
Administrative expenses/Revenue	(2.5%)	(2.7%)	(2.8%)	(0.3pp)	(0.1pp)
Selling and marketing expenses	(358.2)	(576.6)	(540.7)	50.9%	(6.2%)
Selling and marketing expenses/Revenue	(4.6%)	(5.7%)	(5.1%)	(0.5pp)	0.6pp
Net impairment losses on financial and contract assets	(49.5)	(106.7)	(55.1)	11.3%	(48.4%)
EBITDA[2]	3,306.5	4,211.6	4,302.0	30.1%	2.1%
EBITDA Margin	42.2%	41.3%	40.2%	(2.0pp)	(1.1pp)
Depreciation and amortization	(1,656.0)	(2,075.5)	(2,084.5)	25.9%	0.4%
EBIT[3]	1,650.5	2,136.1	2,217.5	34.4%	3.8%
EBIT Margin	21.1%	21.0%	20.7%	(0.4pp)	(0.3pp)
Net finance income / (costs)	(207.1)	(1,769.5)	(1,259.4)	508.1%	(28.8%)
Finance income	1,601.9	2,643.6	319.9	(80.0%)	(87.9%)
Finance costs	(1,809.0)	(4,413.0)	(1,579.3)	(12.7%)	(64.2%)
Other income / (expense)	(12.1)	(45.2)	14.3	n.m.	n.m.
Non-controlling interests	(0.0)	(0.1)	(0.0)	n.m.	n.m.
Share of profit of equity accounted investees	17.7	63.6	(23.4)	(232.2%)	(136.8%)
Income tax expense	(344.1)	999.7	(146.0)	(57.6%)	(114.6%)
Net Income	1,104.9	1,384.6	802.9	(27.3%)	(42.0%)

(1)	Excluding depreciation and amortization expenses.
(2)	EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3)	EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 36.7% year-on-year in Q122. This was driven mainly by growth in Turkcell Turkey revenues thanks to the expanding subscriber base, as well as price adjustments to reflect inflationary impacts and upsell efforts leading to higher ARPU growth compared to previous quarters. A strong contribution from Turkcell International, continued momentum in techfin and higher energy business revenues also supported the topline in the first quarter.

Turkcell Turkey revenues, comprising 74.3% of Group revenues, rose 33.0% year-on-year in Q122 to TRY7,950 million (TRY5,979 million).

-	Consumer segment revenues grew 26.9% year-on-year with the contribution of price adjustments to reflect inflationary impacts, upsell efforts, and a growing subscriber base.
-	Corporate segment revenues rose 42.7% year-on-year, driven mainly by the strong momentum of digital business services, which grew 75.2% year-on-year with all-time high quarterly new contracts.
-	Standalone digital services revenues, registered as part of the consumer and corporate segments, grew 15.3% year-on-year in Q122. The slower growth compared to previous quarters resulted from the negative impact of the regulatory decision that amended the usage conditions of our voicemail service, the revenues of which are reported under digital services. Excluding this impact, the growth would have been 36%.

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First Quarter 2022 Results

-	Wholesale revenues rose 71.3% year-on-year to TRY583 million (TRY340 million), mainly due to the positive impact of currency movements, as well as the traffic increase and capacity upgrades of customers.

Turkcell International revenues, constituting 13.3% of Group revenues, rose 101.4% year-on-year to TRY1,427 million (TRY708 million). lifecell was the main driver of this performance as the impact of the current situation on business remained limited in the first quarter. Currency movements also had a positive impact on Turkcell International revenues.

Techfin segment revenues, comprising 3.3% of Group revenues, rose 58.5% to TRY353 million (TRY223 million). The 67.2% rise in Paycell revenues and 50.0% growth of our financing business, Financell, were the drivers of this performance. Please refer to the Techfin section for details.

Other subsidiaries' revenues, at 9.0% of Group revenues, mainly including consumer electronics sales, call center revenues and revenues from energy business, increased 5.3% to TRY966 million (TRY917 million). The decline in equipment revenues was more than compensated for by the increase in call center and energy business revenues.

Cost of revenue (excluding depreciation and amortization) increased to 51.4% (50.0%) year-on-year as a percentage of revenues in Q122. This was due mainly to the rise in radio expenses (2.2pp), mostly related to increasing energy prices, employee expenses (0.8pp), and other cost items (1.1pp) despite the decline in cost of goods sold (2.7pp) as a percentage of revenues.

Administrative Expenses rose to 2.8% (2.5%) year-on-year as a percentage of revenues in Q122. This was led by higher employee expenses (0.2pp) and other cost items (0.1pp) as a percentage of revenues.

Selling and Marketing Expenses increased to 5.1% (4.6%) year-on-year as a percentage of revenues in Q122. This was due mainly to the rise in employee expenses (0.3pp), selling expenses (0.1pp), and other expenses (0.1pp) as a percentage of revenues.

Net impairment losses on financial and contract assets was at 0.5% (0.6%) as a percentage of revenues in Q122.

EBITDA1 rose by 30.1% year-on-year in Q122 leading to an EBITDA margin of 40.2% (42.2%).

-	Turkcell Turkey’s EBITDA rose 20.3% year-on-year to TRY3,286 million (TRY2,731 million), leading to an EBITDA margin of 41.3% (45.7%). Rising energy prices and higher employee expenses pressured the profitability of this segment.
-	Turkcell International EBITDA increased 107.3% year-on-year to TRY714 million (TRY345 million), driving an EBITDA margin of 50.1% (48.6%) on a 1.5pp improvement.
-	Techfin segment EBITDA rose 31.8% year-on-year to TRY182 million (TRY138 million) with an EBITDA margin of 51.5% (62.0%). The lower EBITDA margin was due mainly to the higher funding costs of Financell, and the changing revenue mix and higher marketing expenses of Paycell.
-	The EBITDA of other subsidiaries was at TRY121 million (TRY93 million).

Depreciation and amortization expenses increased 25.9% year-on-year in Q122.

Net finance expense increased to TRY1,259 million (TRY207 million) year-on-year in Q122. The decline in swap rates in the first quarter, which negatively impacted fair valuation of our short-term derivative instruments, and further depreciation of the TRY resulted in higher FX losses. Lower interest income on time deposits and a higher interest expense on borrowings also led to a higher net finance expense.

See Appendix A for details of net foreign exchange gain and loss.

Income tax expense declined to TRY146 million (TRY344 million) in Q122. This was driven by a deferred tax income of TRY11 million registered in Q122 compared to a deferred tax expense of TRY181 million reported in Q121.

Net income of the Group was TR803 million (TRY1,105 million) in Q122. Despite the strong operational performance, the decline in net income resulted mainly from higher net finance expense incurred in the quarter.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income

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First Quarter 2022 Results

Total cash & debt: Consolidated cash as of March 31, 2022, increased to TRY18,804 million from TRY18,629 million as of December 31, 2021. Our cash position was positively impacted by currency movements during the quarter. However, we switched around US$50 million of our hard currency cash to FX Protected TL Time Deposits, which is reported under the “Financial assets at fair value through other comprehensive income” item on our balance sheet. Excluding FX swap transactions, 76% of our cash is in US$, 12% in EUR, and 10% in TRY.

Consolidated debt as of March 31, 2022, increased to TRY40,855 million from TRY36,778 million as of December 31, 2021, due mainly to the impact of currency movements. TRY2,984 million of our consolidated debt is comprised of lease obligations. Please note that 49% of our consolidated debt is in US$, 26% in EUR, 3% in CNY, 7% in UAH, and 14% in TRY.

Net debt1 as of March 31, 2022, was at TRY19,449 million with a net debt to EBITDA ratio of 1.2 times. Excluding finance company customer loans, our telco only net debt was at TRY17,100 million with a leverage of 1.1 times.

Turkcell Group had a short FX position of US$204 million as at the end of the first quarter (Please note that this figure takes hedging portfolio and advance payments into account). The short FX position of US$204 million is broadly in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY2,918 million in Q122.

For Q122, operational capital expenditures (excluding license fees) at the Group level were at 17.3% of total revenues.

Capital expenditures (million TRY)	Q121	Q421	Q122
Operational Capex	1,467.9	2,686.3	1,845.3
License and Related Costs	-	-	-
Non-operational Capex (Including IFRS15 & IFRS16)	789.4	1,611.1	1,073.1
Total Capex	2,257.3	4,297.4	2,918.3

(1) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets at fair value through other comprehensive income” reported under current and non-current assets, and “financial assets at amortized cost”. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

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First Quarter 2022 Results

Summary of Operational Data	Q121	Q421	Q122	y/y%	q/q%
Number of subscribers (million)	37.4	39.4	40.0	7.0%	1.5%
Mobile Postpaid (million)	22.4	23.7	24.1	7.6%	1.7%
Mobile M2M (million)	2.9	3.3	3.5	20.7%	6.1%
Mobile Prepaid (million)	11.6	12.0	12.0	3.4%	-
Fiber (thousand)	1,714.3	1,887.8	1,941.0	13.2%	2.8%
ADSL (thousand)	716.3	754.9	755.7	5.5%	0.1%
Superbox (thousand)[1]	614.6	603.6	612.4	(0.4%)	1.5%
Cable (thousand)	64.9	54.6	51.1	(21.3%)	(6.4%)
IPTV (thousand)	920.7	1,082.2	1,126.4	22.3%	4.1%
Churn (%)[2]
Mobile Churn (%)[3]	1.8%	2.5%	1.6%	(0.2pp)	(0.9pp)
Fixed Churn (%)	1.6%	1.6%	1.4%	(0.2pp)	(0.2pp)
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	46.0	54.6	54.6	18.7%	-
Mobile ARPU, blended (excluding M2M)	49.9	59.5	59.8	19.8%	0.5%
Postpaid	57.8	68.2	67.0	15.9%	(1.8%)
Postpaid (excluding M2M)	65.8	78.3	77.3	17.5%	(1.3%)
Prepaid	23.4	28.6	29.8	27.4%	4.2%
Fixed Residential ARPU, blended	73.9	82.2	88.9	20.3%	8.2%
Residential Fiber ARPU	74.3	83.0	89.9	21.0%	8.3%
Average mobile data usage per user (GB/user)	12.6	13.3	13.4	6.3%	0.8%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	532.0	548.7	531.1	(0.2%)	(3.2%)
(1)	Superbox subscribers are included in mobile subscribers.
(2)	Churn figures represent average monthly churn figures for the respective quarters.

(3)  In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March are disconnected at the latest by year-end. As a regulatory requirement, we started to disconnect prepaid lines in accordance with the new ICTA regulation, which requires deactivation of prepaid lines which lack residency documents by the 6th month of subscription starting from 2019. Furthermore, as required by the ICTA, the line of a deceased customer should either be transferred to a successor/another user or terminated. Lines, which are not transferred or terminated, are to be disconnected at the end of seven months.

In Q122, we made a solid start to the year towards realizing our ambition of 1-million net subscriber additions in 2022. Accordingly, we registered 577 thousand quarterly net additions to our subscriber base, which reached 40.0 million. This robust performance was driven by our customer-centric approach and rich value proposition to our customers.

On the mobile front, our subscriber base reached 36.1 million on 482 thousand quarterly net additions in Q122. The rise was driven mainly by 423 thousand quarterly net additions to the postpaid subscriber base, which reached 66.7% (65.8%) of total mobile subscribers. Meanwhile, in Q122, we had 59 thousand net additions in the prepaid segment.

On the fixed front, our fiber subscriber base expanded with 53 thousand quarterly net additions supported by our focus on fiber network investments, and the strong demand for high-speed and quality broadband connections. Total fixed subscribers exceeded 2.7 million on 50 thousand quarterly net additions. Meanwhile, IPTV subscribers exceeded 1.1 million on 44 thousand quarterly net additions.

In Q122, the average mobile monthly churn rate declined to 1.6%, the lowest level of the past four years. The decline resulted mainly from our customer-focused approach, our analytical capabilities supporting customer retention, and our pricing actions, which led to a more rational competitive environment.

9

First Quarter 2022 Results

The average monthly fixed churn rate decreased to 1.4% in Q122. Our superior customer experience resulting from the speed and quality we offer on our fiber infrastructure plays an important role in maintaining a healthy churn level.

Our mobile ARPU (excluding M2M) rose 19.8% year-on-year in Q122, driven mainly by pricing adjustments to reflect inflationary impacts, upsell efforts, and a larger postpaid subscriber share.

Our residential fiber ARPU growth was 21.0% on a year-on-year basis in Q122. This was driven mainly by price adjustments and upsell to higher tariffs, as well as increased IPTV penetration, at 65% in Q122.

Average monthly mobile data usage per user rose 6.3% in Q122 to 13.4 GB. The average mobile data usage of 4.5G users reached 14.7 GB in Q122.

Total smartphone penetration on our network reached 86% in Q122 on a 2.4pp year-on-year rise. 92.4% of those smartphones were 4.5G compatible.

10

First Quarter 2022 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Q121	Q421	Q122	y/y%	q/q%
Revenue (million UAH)	1,899.2	2,406.4	2,306.8	21.5%	(4.1%)
EBITDA (million UAH)	1,076.8	1,319.1	1,292.4	20.0%	(2.0%)
EBITDA margin (%)	56.7%	54.8%	56.0%	(0.7pp)	1.2pp
Net income (million UAH)	83.2	237.9	209.4	151.7%	(12.0%)
Capex (million UAH)	572.4	1,319.3	711.6	24.3%	(46.1%)
Revenue (million TRY)	508.8	996.6	1,112.6	118.7%	11.6%
EBITDA (million TRY)	288.6	544.5	623.6	116.1%	14.5%
EBITDA margin (%)	56.7%	54.6%	56.0%	(0.7pp)	1.4pp
Net income (million TRY)	22.4	98.1	101.0	350.9%	3.0%
(1)	Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues rose 21.5% year-on-year in Q122 in local currency terms with an EBITDA margin of 56.0%. lifecell continued to register positive net income in Q122.

lifecell revenues in TRY terms grew 118.7% year-on-year in Q122 with a strong operational performance and the positive impact of currency movements.

lifecell Operational Data	Q121	Q421	Q122	y/y%	q/q%
Number of subscribers (million)[2]	9.2	10.1	10.2	10.9%	1.0%
Active (3 months)[3]	8.0	9.2	8.9	11.3%	(3.3%)
MOU (minutes) (12 months)	177.2	179.0	170.0	(4.1%)	(5.0%)
ARPU (Average Monthly Revenue per User), blended (UAH)	68.1	80.2	75.6	11.0%	(5.7%)
Active (3 months) (UAH)	78.7	88.5	84.3	7.1%	(4.7%)

(2)  We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3)	Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s focus has been on ensuring the safety of its employees and continuing to provide critical telecom services that the Ukrainian people need during this difficult time. None of our employees have been harmed since the beginning of the war.

Our network is largely operational, and we continue to provide services to our customers in Ukraine. There has been no material damage or outage in the core network. Around 10% of our nearly 9 thousand base stations are temporarily down on average daily due to energy cut-offs. The national roaming among the three operators also enables the continuity of communication in the country.

The portion of telecommunication equipment and revenues earned in the region currently invaded by Russia is insignificant compared to our total telecommunication equipment and our total revenue earned in Ukraine.

Around 60% of our stores are open nationwide daily average as of the end of March. Refills were down in March by around 20% compared to the average of December 2021 and January 2022. There has been no interruption to our ICT systems, such as billing and CRM.

The banking system in the country continues to operate and day-to-day operations, including payments and collections are exercised normally. We have rolled over our debt during the quarter as access to local currency liquidity is still available. Meanwhile, our cash position is conducive to sustain the operations.

We closely monitor the developments in Ukraine and the potential impact on our operations. We continuously update our corporate action plans to ensure safety and health of our employees and maintain our operations. At this point, we have no way of predicting either the progress or the outcome of the situation. The continuation of the situation going forward may impact our consolidated financial condition, results of operations and cash flows.

11

First Quarter 2022 Results

BeST[1]	Q121	Q421	Q122	y/y%	q/q%
Number of subscribers (million)	1.4	1.5	1.5	7.1%	-
Active (3 months)	1.1	1.1	1.1	-	-
Revenue (million BYN)	38.0	35.6	34.3	(9.7%)	(3.7%)
EBITDA (million BYN)	9.2	10.1	10.7	16.3%	5.9%
EBITDA margin (%)	24.2%	28.5%	31.1%	6.9pp	2.6pp
Net loss (million BYN)	(8.1)	(7.5)	(8.5)	4.9%	13.3%
Capex (million BYN)	18.0	16.7	21.5	19.4%	28.7%
Revenue (million TRY)	109.4	157.3	175.8	60.7%	11.8%
EBITDA (million TRY)	26.5	44.7	54.6	106.0%	22.1%
EBITDA margin (%)	24.2%	28.4%	31.1%	6.9pp	2.7pp
Net loss (million TRY)	(23.3)	(32.9)	(43.7)	87.6%	32.8%

(1)	BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues declined 9.7% year-on-year in local currency terms. This was due mainly to a contraction in handset sales despite the increase in voice, messaging, and data revenues. BeST registered year-on-year EBITDA growth of 16.3% in Q122, which led to an EBITDA margin of 31.1%. The higher EBITDA margin resulted mainly from the decline in lower margin handset sales. BeST’s revenues in TRY terms grew 60.7% year-on-year in Q122 with an EBITDA margin of 31.1%.

BeST continued to expand its 4G network in Q122. BeST provides LTE service to its customers in 6 regions over 3.6 thousand sites, growing by over 200 additions during the quarter. In Q122, BeST also continued to expand its rural coverage launching its LTE800 services in Brest. The expanding LTE coverage allows BeST to increase the penetration of its 4G subscribers. Accordingly, 4G users comprised 73% of the 3-month active subscriber base as of Q122. Meanwhile, the average monthly data consumption of subscribers rose 22% year-over-year to 15.4 GB.

In March 2022, the EU, US, UK and certain other countries imposed new sanctions on Belarusian persons, entities and export controls on Belarus. These may affect the economic climate in Belarus and our access to imported equipment and software. These factors may impact the financial condition and operating performance of our operations in Belarus.

Kuzey Kıbrıs Turkcell[2] (million TRY)	Q121	Q421	Q122	y/y%	q/q%
Number of subscribers (million)	0.5	0.6	0.6	20.0%	-
Revenue	61.9	90.1	96.9	56.5%	7.5%
EBITDA	24.5	35.3	38.3	56.3%	8.5%
EBITDA margin (%)	39.6%	39.2%	39.5%	(0.1pp)	0.3pp
Net income	9.9	25.5	21.8	120.2%	(14.5%)
Capex	15.7	26.6	34.9	122.3%	31.2%
(2)	Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell revenues increased 56.5% year-on-year in Q122 on the back of the rise in mobile voice and roaming revenues with increased mobility, as well as fixed broadband and handset sales revenues. The EBITDA of Kuzey Kıbrıs Turkcell rose 56.3% yielding a 39.5% EBITDA margin.

12

First Quarter 2022 Results

TECHFIN

Paycell Financial Data (million TRY)	Q121	Q421	Q122	y/y%	q/q%
Revenue	98.1	139.6	164.0	67.2%	17.5%
EBITDA	53.3	64.3	72.9	36.8%	13.4%
EBITDA Margin (%)	54.4%	46.1%	44.5%	(9.9pp)	(1.6pp)
Net Income	40.2	48.7	49.1	22.1%	0.8%

Paycell continued its strong growth momentum in Q122, leveraging the demand for digital payments with its diverse product portfolio including mobile payment services, as well as Paycell card and payment facilitation solutions. Accordingly, the revenues of Paycell rose 67.2% year-on-year in Q122. Paycell’s EBITDA rose 36.8% year-on-year, leading to an EBITDA margin of 44.5% in Q122. The changing revenue mix, plus selling and marketing efforts were the main factors behind the year-on-year decline in EBITDA margin.

The transaction volumes across Paycell’s product portfolio continued to rise in Q122. The Pay Later service transaction volume (non-group) doubled year-on-year to TRY718 million. This was driven by a 42% increase in the 3-month active users of the Pay Later service to 4.1 million and their increased usage. Meanwhile, Paycell continued to penetrate its payment facilitation services during the quarter. Accordingly, the transaction volume over physical and virtual POS services reached TRY2.1 billion in Q122, almost doubling compared to previous quarter. The Paycell Card transaction volume increased to TRY1.6 billion in Q122, almost to eightfold of the transaction volume in Q121. Overall, Paycell's total transaction volume across all services rose 166% to TRY6.7 billion, driven mainly by the 32% year-on-year rise in 3-month active users to 6.9 million and their increased usage.

Financell Financial Data (million TRY)	Q121	Q421	Q122	y/y%	q/q%
Revenue	130.0	190.4	195.0	50.0%	2.4%
EBITDA	85.3	128.9	110.0	29.0%	(14.7%)
EBITDA Margin (%)	65.6%	67.7%	56.4%	(9.2pp)	(11.3pp)
Net Income	95.0	109.5	65.7	(30.8%)	(40.0%)

Financell’s revenues grew 50.0% year-on-year in Q122. A larger loan portfolio and a higher average interest rate on the loan portfolio, compared to the same period of the last year, were the main drivers of this growth. Financell reported 29.0% year-on-year EBITDA growth. The decline in EBITDA margin was due to the rise in funding costs and lower receivable sales compared to Q121. Financell’s net income declined 30.8% year-on-year due mainly to the fair valuation impact of its derivative instrument portfolio.

Financell’s loan portfolio increased to TRY2.3 billion in Q122, from TRY1.9 billion in Q121, driven by higher lending to the corporate segment and greater mobility. Financell’s cost of risk has slightly increased from 1.0% in Q121 to 1.5% in Q122, mainly due to a lower amount of receivable sales and expansion in the loan portfolio.

13

First Quarter 2022 Results

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 52.3 million as of March 31, 2022. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q121	Q421	Q122	y/y%	q/q%
Turkcell Turkey subscribers (million)[1]	37.4	39.4	40.0	7.0%	1.5%
lifecell (Ukraine)	9.2	10.1	10.2	10.9%	1.0%
BeST (Belarus)	1.4	1.5	1.5	7.1%	-
Kuzey Kıbrıs Turkcell	0.5	0.6	0.6	20.0%	-
Turkcell Group Subscribers (million)	48.6	51.6	52.3	7.6%	1.4%

(1) Subscribers to more than one service are counted separately for each service.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q121	Q421	Q122	y/y%	q/q%
GDP Growth (Turkey)	7.3%	9.1%	n.a	n.a	n.a
Consumer Price Index (Turkey) (yoy)	16.2%	36.1%	61.1%	44.9pp	25.0pp
US$ / TRY rate
Closing Rate	8.3260	13.3290	14.6458	75.9%	9.9%
Average Rate	7.5086	11.0757	13.8778	84.8%	25.3%
EUR / TRY rate
Closing Rate	9.7741	15.0867	16.3086	66.9%	8.1%
Average Rate	9.0683	12.6591	15.5203	71.1%	22.6%
US$ / UAH rate
Closing Rate	27.89	27.28	29.2549	4.9%	7.2%
Average Rate	28.07	26.81	28.7685	2.5%	7.3%
US$ / BYN rate
Closing Rate	2.6242	2.5481	2.9732	13.3%	16.7%
Average Rate	2.6112	2.5019	2.7118	3.9%	8.4%

14

First Quarter 2022 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Q121	Q421	Q122	y/y%	q/q%
Adjusted EBITDA	3,306.5	4,211.6	4,302.0	30.1%	2.1%
Depreciation and amortization	(1,656.0)	(2,075.5)	(2,084.5)	25.9%	0.4%
EBIT	1,650.5	2,136.1	2,217.5	34.4%	3.8%
Finance income	1,601.9	2,643.6	319.9	(80.0%)	(87.9%)
Finance costs	(1,809.0)	(4,413.0)	(1,579.3)	(12.7%)	(64.2%)
Other income / (expense)	(12.1)	(45.2)	14.3	n.m	n.m.
Share of profit of equity accounted investees	17.7	63.6	(23.4)	(232.2%)	(136.8%)
Consolidated profit before income tax & minority interest	1,449.1	385.0	948.9	(34.5%)	146.5%

Income tax expense	(344.1)	999.7	(146.0)	(57.6%)	(114.6%)
Consolidated profit before minority interest	1,104.9	1,384.7	802.9	(27.3%)	(42.0%)

15

First Quarter 2022 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2022. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe", "continue" and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2021 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, and Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY10.7 billion revenue in Q122 with total assets of TRY75.3 billion as of March 31, 2022. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

16

First Quarter 2022 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Q121	Q421	Q122	y/y%	q/q%
Net FX loss before hedging	(1,618.1)	(4,137.2)	(1,077.5)	(33.4%)	(74.0%)
Swap interest income / (expense)	(114.5)	(89.2)	(70.8)	(38.2%)	(20.6%)
Fair value gain on derivative financial instruments	1,456.1	2,613.3	58.8	(96.0%)	(97.7%)
Net FX gain / (loss) after hedging	(276.5)	(1,613.1)	(1,089.5)	294.0%	(32.5%)

Table: Income tax expense details

Million TRY	Q121	Q421	Q122	y/y%	q/q%
Current tax expense	(163.2)	(106.6)	(157.3)	(3.6%)	47.6%
Deferred tax income / (expense)	(181.0)	1,106.3	11.3	(106.2%)	(99.0%)
Income Tax expense	(344.1)	999.7	(146.0)	(57.6%)	(114.6%)

17

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Note
	31 March 2022	31 December 2021

	Note	31 March 2022	31 December 2021
Assets
Property, plant and equipment	9	18,406,580	18,002,779
Right-of-use assets	11	3,103,061	2,983,648
Intangible assets	10	15,070,857	14,661,779
Investment properties		26,384	16,588
Trade receivables		269,103	256,442
Receivables from financial services		170,904	137,559
Contract assets		60,955	67,505
Financial assets at fair value through other comprehensive income		1,736,433	1,376,645
Financial assets at fair value through profit or loss		3,589	—
Deferred tax assets		1,753,433	1,799,612
Investments in equity accounted investees	20	837,416	678,584
Other non-current assets		1,658,871	1,189,896
Total non-current assets		43,097,586	41,171,037

Inventories		469,230	260,535
Trade receivables		4,994,462	4,186,929
Due from related parties		154,051	145,095
Receivables from financial services		2,235,244	2,014,626
Contract assets		1,254,852	1,180,236
Derivative financial instruments	15	2,177,298	2,131,070
Financial asset at amortized cost		2,509	4,164
Financial asset at fair value through other comprehensive income	13	860,207	51,166
Cash and cash equivalents	12	18,803,997	18,628,665
Other current assets		1,275,148	909,120
Total current assets		32,226,998	29,511,606

Total assets		75,324,584	70,682,643

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares		(128,057)	(128,057)
Additional paid-in capital		35,026	35,026
Reserves		2,461,159	2,446,661
Remeasurements of employee termination benefit		(225,892)	(225,892)
Retained earnings		19,036,962	18,234,018
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		23,379,417	22,562,025
Non-controlling interests		312	247

Total equity		23,379,729	22,562,272

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 March 2022	31 December 2021
Liabilities
Borrowings	14	30,105,165	27,929,720
Employee benefit obligations		703,101	614,613
Provisions		649,472	615,797
Deferred tax liabilities		758,923	928,554
Contract liabilities		167,001	170,445
Other non-current liabilities		801,296	769,896
Total non-current liabilities		33,184,958	31,029,025

Borrowings	14	10,750,233	8,848,413
Current tax liabilities		153,975	241,686
Trade and other payables		6,927,950	6,720,679
Due to related parties		89,589	65,156
Deferred revenue		143,182	111,136
Provisions		192,701	573,662
Contract liabilities		493,446	459,289
Derivative financial instruments	15	8,821	71,325
Total current liabilities		18,759,897	17,091,346

Total liabilities		51,944,855	48,120,371

Total equity and liabilities		75,324,584	70,682,643

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

For the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Three months ended 31 March
	Note	2022	2021

Revenue	8	10,365,439	7,613,517
Revenue from financial services	8	329,577	212,995
Total revenue		10,695,016	7,826,512

Cost of revenue		(7,473,327)	(5,512,477)
Cost of revenue from financial services		(104,715)	(56,456)
Total cost of revenue		(7,578,042)	(5,568,933)

Gross profit		2,892,112	2,101,040
Gross profit from financial services		224,862	156,539
Total gross profit		3,116,974	2,257,579

Other income		79,185	43,295
Selling and marketing expenses		(540,737)	(358,178)
Administrative expenses		(303,667)	(199,351)
Net impairment losses on financial and contract assets		(55,107)	(49,531)
Other expenses		(64,905)	(55,435)
Operating profit		2,231,743	1,638,379

Finance income	6	319,940	1,601,903
Finance costs	6	(1,579,337)	(1,808,961)
Net finance costs		(1,259,397)	(207,058)

Share of profit of equity accounted investees		(23,443)	17,739
Profit before income tax		948,903	1,449,060

Income tax expense	7	(145,993)	(344,147)
Profit from continuing operations		802,910	1,104,913

Profit for the year		802,910	1,104,913

Profit for the year is attributable to:
Owners of the Company		802,944	1,104,889
Non-controlling interests		16	24
Total		802,910	1,104,913

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		0.37	0.51
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		0.37	0.51
Basic and diluted earnings per share for profit /(loss) from discontinued operations attributable to owners of the Company (in full TL)			—

The above condensed consolidated interim statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

For the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Three months ended 31 March
	2022	2021

Profit for the year	802,910	1,104,913

Other comprehensive income/(expense):

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	112,459	394,462
Fair value reserve	12,500	(2,163)
Cash flow hedges - effective portion of changes in fair value	240,817	677,977
Cash flow hedges - reclassified to profit or loss	(52,239)	(530,822)
Cost of hedging reserve - changes in fair value	(79,149)	(572,777)
Cost of hedging reserve - reclassified to profit or loss	37,668	53,038
Loss on hedges of net investments in foreign operations	(326,365)	(188,165)
Income tax relating to these items	68,807	12,862
-Income tax relating to exchange differences	39,770	(99,764)
-Income tax relating to fair value reserve	(2,500)	476
-Income tax relating to cash flow hedges	(44,943)	(29,431)
-Income tax relating to cost of hedging reserve	11,207	103,948
-Income tax relating to hedges of net investments	65,273	37,633
Other comprehensive income/(loss) for the year, net of income tax	14,498	(155,588)
Total comprehensive income for the year	817,408	949,325

Total comprehensive income for the year is attributable to:
Owners of the Company	817,392	949,301
Non-controlling interests	16	24
Total	817,408	949,325

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations	817,392	949,301
Discontinued operations	—	—
Total	817,392	949,301

The above condensed consolidated interim statement of comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2021	2,200,000	(147,914)	35,026	269	3,009,025	1,985	(339,478)	(151,045)	(607,714)	(94,684)	487,227	16,392,070	20,784,767	171	20,784,938
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,104,889	1,104,889	24	1,104,913
Other comprehensive income, net of income tax	—	—	—	—	—	(1,687)	(150,532)	117,724	(415,791)	—	294,698	—	(155,588)	—	(155,588)
Total comprehensive income/(loss)	—	—	—	—	—	(1,687)	(150,532)	117,724	(415,791)	—	294,698	1,104,889	949,301	24	949,325
Transfer to legal reserve	—	—	—	—	(88,707)	—	—	—	—	—	—	88,707	—	—	—
Acquisition of treasury shares (-)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance at 31 March 2021	2,200,000	(147,914)	35,026	269	2,920,318	298	(490,010)	(33,321)	(1,023,505)	(94,684)	781,925	17,585,666	21,734,068	195	21,734,263

Balance at 1 January 2022	2,200,000	(128,057)	35,026	269	3,612,388	(50,410)	(1,586,177)	(9,746)	(1,555,773)	(225,892)	2,036,379	18,234,018	22,562,025	247	22,562,272
Profit for the period	—	—	—	—	—	—	—	—		—	—	802,894	802,894	16	802,910
Other comprehensive income, net of income tax	—	—	—	—	—	10,000	(261,092)	143,635	(30,274)	—	152,229	—	14,498	—	14,498
Total comprehensive income/(loss)	—	—	—	—	—	10,000	(261,092)	143,635	(30,274)	—	152,229	802,894	817,392	16	817,408
Incorporation of subsidiary (Note 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	49	49
Balance at 31 March 2022	2,200,000	(128,057)	35,026	269	3,612,388	(40,410)	(1,847,269)	133,889	(1,586,047)	(225,892)	2,188,608	19,036,912	23,379,417	312	23,379,729

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Three months ended 31 March
	Note	2022	2021
Cash flows from operating activities:
Profit before income tax from
Continuing operations		802,910	1,104,913
Discontinued operations		—	—
Profit before income tax including discontinued operations		802,910	1,104,913

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	9	850,219	672,725
Amortization of intangible assets and right of use assets	10,11	1,252,498	983,229
Impairment on property, plant and equipment and intangible asset		(18,193)	—
Net finance expense		425,465	60,259
Fair value adjustments to derivatives	15	(74,703)	(1,456,053)
Income tax expense		145,993	344,147
Gain on sale of property, plant and equipment		(20,372)	(16,272)
Fair value adjustments to financial assets through OCI		(148,527)	—
Unrealized foreign exchange losses on operating assets		2,328,367	1,853,759
Provisions		257,149	215,957
Share of equity accounted investees		—	(17,739)
Share of (profit)/loss of associates and joint ventures		23,443	—
Non-cash other adjustments		(4,101)	(4,140)
		5,820,148	3,740,785
Change in operating assets/liabilities
Change in trade receivables		(826,151)	(451,204)
Change in due from related parties		(8,833)	(6,405)
Change in receivables from financial services		(260,144)	41,768
Change in inventories		(208,695)	(176,699)
Change in other current assets		(472,313)	(304,814)
Change in other non-current assets		(104,057)	(24,186)
Change in due to related parties		24,645	15,127
Change in trade and other payables		(61,262)	(35,251)
Change in other non-current liabilities		(19,095)	—
Change in employee benefit obligations		(13,100)	(8,754)
Change in deferred revenue		(75,453)	13,895
Change in short term contract asset		6,550	(44,750)
Change in long term contract asset		28,068	8,548
Change in short term contract liability		(3,444)	10,262
Change in long term contract liability		34,157	14,535
Changes in other working capital		(458,337)	(396,922)
Cash generated from operations		3,402,684	2,395,935

Interest paid		(230,924)	(88,041)
Income tax paid		(82,665)	(135,592)
Net cash inflow from operating activities		3,089,095	2,172,302
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(1,142,845)	(1,025,161)
Acquisition of intangible assets	10	(1,235,336)	(894,599)
Proceeds from sale of property, plant and equipment		29,212	19,412
Proceeds from advances given for acquisition of property, plant and equipment		(364,918)	117,237
Contribution of increase of share capital in joint ventures/associates		(182,275)	(103,626)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		53,826	267,360
Cash outflows from sale of shares or borrowing instruments of other enterprises or funds		(888,451)	—
Cash inflows/(outflows) from financial assets at amortized cost		1,716	(14,998)
Interest received		274,712	299,472
Net cash outflow from investing activities		(3,454,359)	(1,334,903)

Cash flows from financing activities:
Proceeds from derivative instruments		457,354	169,728
Repayments of derivative instruments		(460,510)	(293,173)
Proceeds from issues of loans and borrowings		6,789,620	2,309,397
Proceeds from issues of bonds		300,000	92,157
Repayment of borrowings		(5,845,138)	(1,569,607)
Repayment of bonds		(327,292)	(50,000)
Payments of lease liabilities		(550,447)	(353,210)
Other cash outflows from financing activities		—	(21,912)
Net cash inflow/(outflow) from financing activities		363,587	283,380

Net increase/(decrease) in cash and cash equivalents		(1,677)	1,120,779

Cash and cash equivalents at 1 January		18,619,881	11,860,555

Effects of exchange rate changes on cash and cash equivalents		170,939	439,405

Cash and cash equivalents at 31 March	12	18,789,143	13,420,739

The above condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

6

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

Page

1. Reporting entity	8
2. Basis of preparation	8
2. Basis of preparation (continued)	9
3. Significant changes in accounting policies	9
3. Significant changes in accounting policies (continued)	10
3. Significant changes in accounting policies (continued)	11
4. Segment information	11
5. Seasonality of operations	13
6. Finance income and costs	13
7. Income tax expense	13
8. Revenue	14
9. Property, plant and equipment	16
10. Intangible assets	17
11. Right of use assets	18
12. Cash and cash equivalents	19
13. Financial Assets	19
13. Financial Assets (continued)	20
13. Financial Assets (continued)	21
14. Loans and borrowings	21
15. Derivative financial instruments	23
16. Financial instruments	28
18. Commitments and contingencies	32
19. Related parties	37
19. Related parties (continued)	38
19. Related parties (continued)	39
20. Investments accounted for using the equity method	40
21. Subsidiaries	41
22. Subsequent events	42

7

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.       Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2022 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 28 April 2022.

As of 31 March 2022, the capital shares and voting rights of TVF Bilgi Teknolojileri İletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95% .

The Group’s immediate and ultimate parents are TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and Turkiye Varlik Fonu (“TVF”) as of 31 March 2022, respectively. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 March 2022.

2.       Basis of preparation

These condensed consolidated interim financial statements for the three months ended 31 March 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the period ended 31 December 2021 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period.

The Group divided its reporting segment into two groups according to its previous assessment. Relevant groups had been established within the framework of an integrated communication and technology service delivery strategy and in a way to ensure economic integrity. Considering current developments, the Management has made an evaluation regarding the updating of the reportable segments according to the strategies of the Company, and has planned to add the Techfin operational group. Turkcell Finansman A.Ş. (“Turkcell Finansman”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Paycell LLC (“Paycell”) and Turkcell Sigorta Aracilik Hizmetleri A.S (“Turkcell Sigorta”) will be included in Techfin segment. The operating results of the mentioned companies were disclosed in the “Other” section within the scope of the previous reporting framework.

8

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.       Basis of preparation (continued)

In addition to the mentioned changes, Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), which are reported under Turkcell Turkey is separated as digital business services and other Turkcell Satis operations: integrated corporate business solutions, city hospitals, equipment and corporate terminal activities will be continued to be reported under Turkcell Turkey as digital business services, while other Turkcell Satis operations which include retail channel operations, smart devices management and consumer electronics sales through digital channels will be reported in the "Other" reportable segment.

The Company has presented financials of 31 March 2022 accordingly. These classifications have no impact on operating profit, profit for the year and cash flow statement.

3.       Significant changes in accounting policies

New standards and interpretations

i)	Standards, amendments and interpretations applicable as at 31 March 2022:

•       Amendments to IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform Phase 2 (effective 1 January 2021); The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The Phase 2 amendments provide additional temporary reliefs from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships directly affected by IBOR reform.

•       Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9 (effective 1 January 2021); These amendments defer the date of application of IFRS 17 by two years to 1 January 2023 and change the fixed date of the temporary exemption in IFRS 4 from applying IFRS 9, Financial instrument until 1 January 2023.

•       Amendment to IFRS 16, ‘Leases’ – Covid-19 related rent concessions Extension of the practical expedient (effective 1 April 2021); As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. In May 2020, the IASB published an amendment to IFRS 16 that provided an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. On 31 March 2021, the IASB published an additional amendment to extend the date of the practical expedient from 30 June 2021 to 30 June 2022. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

ii)	Standards, amendments and interpretations that are issued but not effective as at 31 March 2022:

•       Amendments to IFRS 3, ‘Business combinations’ update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

•       Amendments to IAS 16, ‘Property, plant and equipment’ prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

9

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.       Significant changes in accounting policies (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not effective as at 31 March 2022: (continued)

•       Amendments to IAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a company includes when assessing whether a contract will be loss-making.

Amendments to IAS 1, Presentation of financial statements’ on classification of liabilities; effective date deferred until accounting periods starting not earlier than 1 January 2024. These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

•       Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8; effective from annual periods beginning on or after 1 January 2023. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

•       Amendment to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction; from annual periods beginning on or after 1 January 2023. These amendments require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.

•       IFRS 17, ‘Insurance Contracts’, as amended in December 2021; effective from annual periods beginning on or after 1 January 2023. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

The Company does not expect material impact of new standards and interpretations on Company’s accounting policies.

Significant events during the period

The Company’s subsidiaries of which, Lifecell, UkrTower, Global LLC and Paycell LLC provide telecommunications services, telecommunications infrastructure business, customer relations management and mobile payments services respectively in Ukraine. Ukrainian operations account for approximately 10% of our net sales and 15% of our non-current assets for the year ended December 31, 2021. With the start of the Russia-Ukraine war on 24 February 2022, uncertainties regarding the Group's operations in Ukraine have emerged. Therefore, its impact on our operations has been monitored closely, and our corporate action plans regarding the continuation of operations and the safety and health of our employees have been updated instantly according to developments. As of the date of publication of the consolidated financial statements, there has been no material damage and outage in the core network and around 10% of base stations temporarily down on average on daily basis due to energy cut-offs whereas around 60% of the stores are open nationwide on daily average as of the end of the March. The portion of telecommunication equipment and revenue earned in the currently invaded region by Russia compared to our total telecommunication equipment and our total revenue earned in Ukraine is insignificant. Since the banking systems continue to operate within the country and liquidity is mostly kept at creditor banks, cash position is conducive to sustain the operations.

10

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.       Significant changes in accounting policies (continued)

Significant events during the period (continued)

According to the assessments of the Group management, the invasion does not have any effect on the ability of the going concern of the Group. The Group has no way to predict the progress or outcome of the situation as the conflict and government reactions are rapidly developing and beyond the Group’s control. Prolonged unrest or military activities may impact the Group’s financial condition, results of operations and cash flows.

4.       Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), Turkcell Satis’s digital business services and Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), Digital Egitim Teknolojileri A.S. (“Dijital Egitim”).

Turkcell International reportable segment includes the operations of Lifecell LL C (“lifecell”), CJSC Belarusian Telecommunications Network (“BeST”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Odeme, Paycell and Turkcell Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises, non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji and Turkcell Satis’s other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

11

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information (continued)

	Turkcell Turkey		Turkcell International		Techfin		All other segments		Intersegment eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Total segment revenue	7,949,687	5,978,636	1,426,622	708,197	352,850	222,569	1,399,566	1,125,250	(433,709)	(208,140)	10,695,016	7,826,512
Inter-segment revenue	(43,516)	(45,525)	(33,252)	(19,377)	(23,273)	(9,574)	(333,668)	(133,664)	433,709	208,140	—	—
Revenue from external customers	7,906,171	5,933,111	1,393,370	688,820	329,577	212,995	1,065,898	991,586	—	—	10,695,016	7,826,512
Adjusted EBITDA	3,285,596	2,731,195	714,083	344,500	181,759	137,929	125,677	111,076	(5,128)	(18,227)	4,301,987	3,306,473

12

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information (continued)

	2022	2021

Profit for the period	802,910	1,104,913
Add(Less):
Income tax expense	145,993	344,147
Finance income	(319,940)	(1,601,903)
Finance costs	1,579,337	1,808,961
Other income	(79,185)	(43,295)
Other expenses	64,905	55,435
Depreciation and amortization	2,084,524	1,655,954
Share of loss of equity accounted investees	23,443	(17,739)
Consolidated adjusted EBITDA	4,301,987	3,306,473

5.       Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased.

6.       Finance income and costs

	2022	2021
Net fair value gains on derivative financial instruments and interest	—	863,745
Cash flow hedges – reclassified to profit or loss	—	477,784
Interest income	304,686	256,476
Other	15,254	3,898
Finance income	319,940	1,601,903

Net foreign exchange losses	(1,077,531)	(1,618,058)
Net interest expenses for financial assets and liabilities measured at amortized cost	(471,597)	(186,092)
Net fair value losses on derivative financial instruments and interest	(11,955)	—
Other	(18,254)	(4,811)
Finance costs	(1,579,337)	(1,808,961)
Net finance costs	(1,259,397)	(207,058)

7.       Income tax expense

On 22 April 2021, a temporary article is added to the Turkey’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

Effective tax rates for three months ended 31 March 2022 and 2021 are 15.4% and 23.7%, respectively.

13

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.       Revenue

	31 March 2022
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Telecommunication services	7,501,810	5,690,465	1,345,631	642,768	—	—	—	—	(24,287)	(13,097)	8,823,154	6,320,136
Equipment revenues	392,047	246,794	28,756	32,837	—	—	692,002	734,097	(1,209)	(14,556)	1,111,596	999,172
Revenue from financial services	—	—	—	—	352,850	222,569	—	—	(23,273)	(9,574)	329,577	212,995
Call center revenues	18,491	10,233	12,641	10,503	—	—	201,513	123,418	(22,618)	(14,810)	210,027	129,344
Other	37,339	31,144	39,594	22,089	—	—	506,051	267,735	(362,322)	(156,103)	220,662	164,865
Total	7,949,687	5,978,636	1,426,622	708,197	352,850	222,569	1,399,566	1,125,250	(433,709)	(208,140)	10,695,016	7,826,512

14

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.       Revenue (continued)

	31 March 2022
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	7,501,810	1,345,631	—	—	(24,287)	8,823,154
At a point in time	70,929	8,472	—		—	79,401
Over time	7,430,881	1,337,159	—		(24,287)	8,743,753
Equipment Related	392,047	28,756	—	692,002	(1,209)	1,111,596
At a point in time	330,312	28,756	—	692,002	(1,209)	1,049,861
Over time	61,735	—	—	—	—	61,735
Revenue from financial operations	—	—	352,850	—	(23,273)	329,577
At a point in time	—	—	156,723	—	(23,273)	133,450
Over time	—	—	196,127	—	—	196,127
Call Center	18,491	12,641	—	201,513	(22,618)	210,027
At a point in time	—	—	—	—	—	—
Over time	18,491	12,641	—	201,513	(22,618)	210,027
All other segments	37,339	39,594	—	506,051	(362,322)	220,662
At a point in time	993	4,015	—	13,329	(989)	17,348
Over time	36,346	35,579	—	492,722	(361,333)	203,314
Total	7,949,687	1,426,622	352,850	1,399,566	(433,709)	10,695,016
At a point in time	402,234	41,243	156,723	705,331	(25,471)	1,280,060
Over time	7,547,453	1,385,379	196,127	694,235	(408,238)	9,414,956

	31 March 2021
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	5,690,465	642,768	—	—	(13,097)	6,320,136
At a point in time	103,367	4,166	—	—	—	107,533
Over time	5,587,098	638,602	—	—	(13,097)	6,212,603
Equipment Related	246,794	32,837	—	734,097	(14,556)	999,172
At a point in time	184,940	32,837	—	734,097	(14,556)	937,318
Over time	61,854	—	—	—	—	61,854
Revenue from financial operations	—	—	222,569	—	(9,574)	212,995
At a point in time	—	—	82,968	—	(9,574)	73,394
Over time	—	—	139,601	—	—	139,601
Call Center	10,233	10,503	—	123,418	(14,810)	129,344
At a point in time	—	—	—	—	—	—
Over time	10,233	10,503	—	123,418	(14,810)	129,344
All other segments	31,144	22,089	—	267,735	(156,103)	164,865
At a point in time	998	300	—	11,135	(997)	11,436
Over time	30,146	21,789	—	256,600	(155,106)	153,429
Total	5,978,636	708,197	222,569	1,125,250	(208,140)	7,826,512
At a point in time	289,305	37,303	82,968	745,232	(25,127)	1,129,681
Over time	5,689,331	670,894	139,601	380,018	(183,013)	6,696,831

15

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.       Property, plant and equipment

Cost	Balance as at 1 January 2022	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance as at 31 March 2022
Network infrastructure (All operational)	34,307,250	346,360	(21,987)	410,632	—	—	33,522	35,075,777
Land and buildings	1,720,401	1,450	—	221	—	(51,220)	727	1,671,579
Equipment, fixtures and fittings	1,102,084	40,188	(9,199)	5,144	—	—	(1,287)	1,136,930
Motor vehicles	51,138	—	(174)	—	—	—	(690)	50,274
Leasehold improvements	329,758	414	(4)	251	—	—	471	330,890
Electricity production power plant	103,750	—	—	—	—	—	—	103,750
Construction in progress	810,568	783,408	1,350	(417,259)	—	—	9,700	1,187,767
Total	38,424,949	1,171,820	(30,014)	(1,011)	—	(51,220)	42,443	39,556,697

Accumulated depreciation
Network infrastructure (All operational)	18,796,491	805,933	(13,548)	—	(20,620)	—	(37,125)	19,531,131
Land and buildings	443,425	21,369	—	—	—	(41,050)	467	424,211
Equipment, fixtures and fittings	821,201	18,584	(7,541)	—	—	—	(1,731)	830,513
Motor vehicles	47,105	750	(174)	—	—	—	(690)	46,991
Leasehold improvements	312,026	2,041	(2)	—	—	—	386	314,451
Electricity production power plant	1,922	1,168	—	—	—	—	—	3,090
Total	20,422,170	849,845	(21,265)	—	(20,620)	(41,050)	(38,693)	21,150,387

Net book amount	18,002,779	321,975	(8,749)	(1,011)	20,620	(10,170)	81,136	18,406,580

Depreciation expense for the three months ended 31 March 2022 amounting to TL 829,225 including impairment losses are recognized in cost of revenue.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments. Impairment losses on property, plant and equipment for the three months ended 31 March 2022 amounting to TL 20,620 are included in depreciation expense.

16

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.       Intangible assets

Cost	Balance at 1 January 2022	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 March 2022
Telecommunication licenses	10,742,945	56	(1,894)	—	—	75,523	10,816,630
Computer software	14,437,848	710,667	(48,981)	22,824	—	(8,127)	15,114,231
Transmission line software	89,263	285	—	—	—	—	89,548
Indefeasible right of usage	166,122	719	—	—	—	—	166,841
Brand name	12,211	8	—	33	—	388	12,640
Customer base	15,512	—	—	—	—	—	15,512
Goodwill (*)	48,421	—	—	—	—	—	48,421
Subscriber acquisition cost	6,645,600	476,735	—	—	—	1,407	7,123,742
Electricity production license	182,881	—	—	—	—	—	182,881
Other	256,282	11,598	(443)	—	—	(794)	266,643
Construction in progress	15,743	35,268	(87)	(21,846)	—	783	29,861
Total	32,612,828	1,235,336	(51,405)	1,011	—	69,180	33,866,950

Accumulated amortization
Telecommunication licenses	5,452,949	185,339	(1,894)	—	306	27,763	5,664,463
Computer software	9,008,362	371,098	(48,977)	—	1,790	(6,995)	9,325,278
Transmission line software	79,919	(8,882)	—	—	—	—	71,037
Indefeasible right of usage	68,506	2,938	—	—	—	—	71,444
Brand name	7,345	18	—	—	—	8	7,371
Customer base	13,522	109	—	—	—	—	13,631
Subscriber acquisition cost	3,165,629	302,496	—	—	—	(1,799)	3,466,326
Electricity production license	3,382	3,536	—	—	—	—	6,918
Other	151,435	18,418	(443)	—	331	(116)	169,625
Total	17,951,049	875,070	(51,314)	—	2,427	18,861	18,796,093

Net book amount	14,661,779	360,266	(91)	1,011	(2,427)	50,319	15,070,857

Amortization expense on intangible assets other than goodwill for the three months ended 31 March 2022 amounting to TL 877,497 are recognized in cost of revenues.

Impairment losses on intangible assets for the three months ended 31 March 2022 amounting to TL 2,427 are included in depreciation expense.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 106,797 for the three months ended 31 March 2022.

17

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.        Right of use assets

Closing balances of right of use assets as of 31 March 2022 and depreciation and amortization expenses for the related period is stated as below:

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicle	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2022	1,521,783	283,175	262,267	135,530	103,956	2,306,711	45,307	631,630	676,937	2,983,648
Depreciation and amortization charge for the year	(215,482)	(16,926)	(74,674)	(13,556)	(27,072)	(347,710)	(6,537)	(23,181)	(29,718)	(377,428)
Balance at 31 March 2022	1,540,077	275,093	279,990	123,899	154,916	2,373,975	53,885	675,201	729,086	3,103,061

As at 31 March 2022, additions to right of use assets amount to TL 511,190, interest expense on lease liabilities is TL 119,128 and amortization expense is TL 377,428 recorded in the cost of revenue.

18

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.       Cash and cash equivalents

	31 March 2022	31 December 2021
Cash in hand	224	184

Banks	18,813,161	18,640,827
- Demand deposits	2,303,462	3,045,179
- Time deposits	16,509,699	15,595,648
Other cash and cash equivalents	—	—
Impairment loss provision	(9,388)	(12,346)
Cash and cash equivalents	18,803,997	18,628,665

As at 31 March 2022, the average effective interest rates of TL, USD, EUR and RMB time deposits are 16.9%, 2.1%,1.2% and 0.3% (31 December 2021: 27.7%, 1.3%, 0.5% and 0.3% respectively.

As at 31 March 2022, average maturity of time deposits is 24 days (31 December 2021: 29 days).

As of 31 March 2022, the net amount of cash and cash equivalents is TL 18,789,143 excluding the interest income accrual amounting to TL 14,854.

13.       Financial Assets

Debt investments at fair value through other comprehensive income

Debt investments at fair value through other comprehensive income comprise the following investments in listed and unlisted securities:

	31 March	31 December
Non-current assets	2022	2021
Investment fund	3,589	—
Listed debt securities	1,736,433	1,376,645
Total	1,740,022	1,376,645

	31 March	31 December
Current assets	2022	2021
Listed debt securities	7,571	51,166
Fx Protected TL Time Deposits	852,636	—
Total	860,207	51,166

19

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.       Financial Assets (continued)

	Fair values

	31 March 2022	31 December 2021	Fair value hierarchy	Valuation technique

Financial assets at fair value through other comprehensive income	1,744,004	1,427,811	Level 1	Pricing models based on quoted market prices at the end of the reporting period.
Financial assets at fair value through profit or loss	852,636	-	Level 1	Pricing models based on quoted market prices at the end of the reporting period.

Total	2,596,640	1,427,811

As of 31 March 2022, the nominal and fair value amounts of financial assets are as follows:

31 March 2022
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	16,506	263,504	16 February 2026
EUR	15,189	237,296	8 July 2027
USD	25,000	350,745	22 June 2026
USD	21,000	312,886	14 July 2023
USD	19,824	281,269	14 October 2025
USD	18,470	245,999	25 March 2027
USD	2,168	30,029	26 January 2026
USD	996	14,704	10 August 2024
TL	3,400	3,348	25 April 2022
TL	3,400	3,298	26 May 2022
TL	1,000	926	20 May 2022
Total financial assets		1,744,004

31 March 2022
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

TL	715,586	852,636	27 February 2023
Total financial assets		852,636

20

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.       Financial Assets (continued)

During the year, the following losses were recognized in other comprehensive income.

	31 March	31 March
	2022	2021
Gains / (Losses) recognized in other comprehensive income
Related to debt securities	12,500	(2,163)
Related to debt securities, tax effect	(2.500)	476
	10,000	(1,687)

14.       Loans and borrowings

	31 March 2022	31 December 2021
Non-current liabilities
Unsecured bank loans	14,133,872	13,084,545
Secured bank loans	186,362	271,468
Lease liabilities	2,007,193	2,012,810
Debt securities issued	13,777,738	12,560,897
	30,105,165	27,929,720
Current liabilities
Unsecured bank loans	8,390,138	6,866,411
Secured bank loans	261,525	241,411
Lease liabilities	976,476	893,055
Debt securities issued	1,122,094	847,536
	10,750,233	8,848,413

Within the scope of buy-back decisions on 27 July 2016, 30 January 2017 and 24 March 2020, the Company purchased their debt securities issued with a total nominal value of USD 16,439 as at 31 March 2022.

On 6 July 2021, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 600,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On 23 March 2022, the Company has issued management agreement based lease certificates through Halk Varlik Kiralama A.S. amounting TL 200,000 with the maturity of 16 June 2022.

On December 20, 2021, board approval has been taken by Turkcell Odeme Hizmetleri on issuance of management agreement-based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 200,000 on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. The first issue of TL 100,000 under the subject issue was made on January 26, 2022 with the maturity of 20 April 2022. On January 19, 2022, to be able to renew existing CMB approval, the new application of a new issue for lease certificates up to TRY 200 million was made to the CMB, and the approval was obtained on February 11, 2022. In subsequent period, on 20 April 2022, the Company has issued management agreement based lease certificates through Halk Varlik Kiralama A.S. amounting TL 100,000 with the maturity of 3 August 2022.

21

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.       Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 March 2022			31 December 2021
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount (TL)	Nominal interest Rate	Payment period	Carrying amount (TL)
Unsecured bank loans	EUR	Floating	Euribor+1.9%-Euribor+2.3%	2022-2028	9,978,277	Euribor+1.9%-Euribor+2.3%	2022-2028	9,188,487
Unsecured bank loans	USD	Floating	Libor+1.6%-Libor 1.9%	2022-2028	4,001,257	Libor+2.1%-Libor 2.2%	2022-2028	3,639,052
Unsecured bank loans	TL	Fixed	14.8%-28.4%	2022-2023	4,244,488	14.8%-29.0%	2022	3,044,848
Unsecured bank loans	UAH	Fixed	8.6%-15.2%	2022-2024	1,755,276	8.0%-10.9%	2022-2024	1,712,723
Unsecured bank loans	USD	Fixed	3.8%	2022-2030	1,097,192	3.8%	2022-2030	1,072,858
Unsecured bank loans	RMB	Fixed	4.9%-5.2%	2022-2028	1,053,835	4.9%-5.2%	2022-2028	930,395
Unsecured bank loans	EUR	Fixed	1.7%	2022	393,685	1.7%	2022	362,593
Secured bank loans	USD	Floating	Libor+1.9% & Libor+2.0%	2022-2026	288,466	Libor+1.6% & Libor+1.9%	2022-2026	360,212
Secured bank loans	USD	Fixed	2.6%	2022-2026	159,421	2.6%	2022-2026	152,667
Debt securities issued	USD	Fixed	5.8%	2022-2028	14,595,582	5.8%	2022-2028	13,306,495
Debt securities issued	TL	Fixed	17,3%-20.0%	2022	304,250	16.3%	2022	101,938
Lease liabilities	TL	Fixed	9.8%-45.0%	2022-2048	1,276,025	9.8%-45.0%	2022-2048	1,262,449
Lease liabilities	UAH	Fixed	7.6%-25.7%	2022-2069	1,159,982	7.6%-25.7%	2022-2069	1,074,000
Lease liabilities	EUR	Fixed	1.0%-10.0%	2022-2034	303,810	1.0%-10.0%	2022-2034	303,265
Lease liabilities	BYN	Fixed	11.5%-20.0%	2022-2028	163,633	11.5%-15.8%	2022-2028	185,618
Lease liabilities	USD	Fixed	3.9%-10.9%	2022-2028	80,219	3.9%-10.9%	2022-2028	80,533
					40,855,398			36,778,133

22

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.       Derivative financial instruments

Fair value of derivative financial instruments at 31 March 2022 and 31 December 2021 are attributable to the following:

	31 March 2021		31 December 2021

	Assets	Liabilities	Assets	Liabilities

Held for trading	1,055,110	—	1,181,740	—
Derivatives used for hedging	1,233,439	4,481	999,577	60,518
Total	2,288,549	4,481	2,181,317	60,518

At 31 March 2022, the total held for trading derivative financial assets of TL 2,177,298 (31 December 2021: TL 2,131,070) also includes a net accrued interest expense of TL 111,251 (31 December 2021: TL 50,247) and the total held for trading derivative financial liabilities of TL 8,821 (31 December 2021: TL 71,325) also includes a net accrued interest expense of TL 4,340 (31 December 2021: TL 10,807).

23

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.       Derivative financial instruments (continued)

The notional amount and the fair value of derivatives used for hedging contracts at 31 March 2022 and 31 December 2021 are as follows:

	31 March 2022		31 December 2021
Currency	Notional value in original currency	Fair value	Notional value in original currency	Fair value	Maturity date	Hedge ratio
Participating cross currency swap contracts
EUR Contracts	300,200	334,291	300,200	174,747	October 2025	01:01
EUR Contracts	63,365	64,419	63,365	48,443	April 2026	01:01
USD Contracts	206,770	543,354	206,770	523,571	April 2026	01:01
Cross currency swap contracts
RMB Contracts	135,134	262,359	135,134	235,617	April 2026	01:01
Interest rate swap contracts
USD Contracts	150,075	24,535	150,075	(43,319)	April 2026	01:01
Derivatives used for hedge accounting		1,228,958		939,059

Participating cross currency swap contracts amount of EUR 340,220 (2021: EUR 340,220) includes TL 1,083,706 (2021: TL 1,170,728) guarantees after the CSA agreement.

24

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.       Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 March 2022 and 31 December 2021 are as follows:

	31 March 2022
Currency	Notional value in original currency	Fair value	Maturity
Participating cross currency swap contracts
EUR Contracts	66,700	255,457	April 2026
USD Contracts	33,750	59,897	November 2025
Cross currency swap contracts
EUR Contracts	24,000	194,294	December 2022
USD Contracts	28,714	262,050	March 2023-November 2025
RMB Contracts	32,342	57,488	April 2026
Interest rate swap contracts
EUR Contracts	32,500	31,292	September 2028
FX swap contracts
USD Contracts	220,000	194,632	May-October 2022
Held for trading financial assets		1,055,110

25

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.       Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts (*)	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

(*) Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 85,876 lower as at 31 March 2022 (31 December 2021: TL 253,788).

There were no transfers between fair value hierarchy levels during the year.

As of 31 March 2022, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

26

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.       Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Fair value (continued)

Movements in the participating cross currency swap contracts for the years ended 31 March 2022 and 31 December 2021 are stated below:

	31 March 2022	31 December 2021
Opening balance	1,049,129	797,060
Cash flow effect	182,167	45,951
Total gain/loss:
Gains recognized in profit or loss	26,122	206,118
Closing balance	1,257,418	1,049,129

27

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.       Financial instruments

Impairment losses

Movements in the provision for impairment of trade receivables, and due from related parties are as follows:

	31 March 2022 Contract Asset	31 March 2022 Other Asset
Opening balance	6,241	637,650
Provision for impairment recognized during the year	837	97,044
Amounts collected	—	(48,955)
Receivables written off during the year as uncollectible	—	(73,752)
Exchange differences	—	(4.154)
Closing balance	7,078	607,833

	31 March 2021 Contract Asset	31 March 2021 Other Asset
Opening balance	5,243	627,380
Provision for impairment recognized during the year	1,483	96,823
Amounts collected	—	(48,694)
Receivables written off during the year as uncollectible	—	(62,259)
Exchange differences	—	7,236
Closing balance	6,726	620,486

Movements in the provision for impairment of receivables from financial services are as follows:

	31 March 2022	31 March 2021
Opening balance	92,094	154,548
Provision for impairment recognized during the year	20,440	18,486
Amounts collected	(14,259)	(18,567)
Unused amount reversed (*)	(6,542)	(29,748)
Closing balance	91,733	124,719

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2020. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.       Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 March 2022
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	88	11	—
Financial asset at fair value through other comprehensive income	120,349	30,708	—
Due from related parties - current	—	188	—
Trade receivables and contract assets	12,808	19,613	—
Other current assets	11,261	6,058	9,051
Cash and cash equivalents	791,552	139,643	107,882
	936,058	196,221	116,933
Foreign currency denominated liabilities
Loans and borrowings - non-current	(289,229)	(507,190)	(348,559)
Debt securities issued - non-current	(940,730)	—	—
Lease obligations - non-current	(2,292)	(14,871)	—
Other non-current liabilities	(54,136)	—	—
Loans and borrowings - current	(89,469)	(195,241)	(111,109)
Debt securities issued - current	(55,842)	—	—
Lease obligations - current	(3,170)	(3,759)	—
Trade and other payables - current	(97,880)	(16,258)	(287,608)
Due to related parties	(4)	(136)	—
	1,533,625	(752,771)	(747,276)

Loans defined as hedging instruments (*)	16,817	259,422	—
Exposure related to derivative instruments	664,140	26,028	167,476
Net exposure	83,390	(271,100)	(462,867)

29

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.       Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH, BYN and EUR against the following currencies at 31 March 2022 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 March 2022
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	107,294	(107,294)
2- Hedged portion of USD risk (-)			(9,313)	18,523
3- USD net effect (1+2)	107,294	(107,294)	(9,313)	18,523

4- EUR net asset/liability	(442,126)	442,126
5- Hedged portion of EUR risk (-)			(22,818)	22,818
6- EUR net effect (4+5)	(442,126)	442,126	(22,818)	22,818

7- Other foreign currency net asset/liability (RMB)	(106,117)	106,117
8- Hedged portion of other foreign currency risk (-) (RMB)			1,635	(1,635)
9- Other foreign currency net effect (7+8)	(106,117)	106,117	1,635	(1,635)
Total (3+6+9)	(440,949)	440,949	(30,496)	39,706

Fair values

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31 March 2022	31 December 2021	Unobservable Inputs	31 March 2022	31 December 2021	Relationship of unobservable inputs to fair value

Contingent consideration	792,870	758,261	Risk-adjusted discount rate	7.8%-9.0%	6.8%-8.0%	A change in the discount rate by 100 bps would increase/decrease FV by TL (51,131) and TL 55,356, respectively.
			Expected settlement date	in instalments between 2026-2031	in instalments between 2026-2031	If expected settlement date changes by 1 year FV would increase/decrease by TL (62,357) and TL 67,642, respectively.

30

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.       Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value (continued)

The following table summarizes the quantitative information

Changes in the consideration payable in relation to acquisition of BeST for the periods ended 31 March 2022 and 2021 is stated below:

	31 March 2022	31 March 2021
Opening balance	758,261	475,879
Gains recognized in profit or loss	34,609	32,414
Closing balance	792,870	508,293

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 13.

Financial liabilities:

As at 31 March 2022 and 31 December 2021; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. Material differences are identified only for the following borrowings:

As at 31 March 2022:	Carrying amount	Fair value
Bank loans	17,962,538	17,394,265
Debt securities	14,595,582	13,893,571

As at 31 December 2021:	Carrying amount	Fair value
Bank loans	16,696,250	16,622,479
Debt securities	13,306,495	13,233,743

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

17.	Guarantees and purchase obligations

At 31 March 2022, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 1,927,722 (31 December 2021: TL 1,311,359). Payments for these commitments will be made within 3 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 6,594,219 at 31 March 2022 (31 December 2021: TL 6,936,046).

31

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.       Commitments and contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time.

As a result of the appeal process, The Council of State Plenary Session of the Tax Law Chambers, approved the first instance court decision in favor of the Company with its definitive judgment. Thus, the case was finalized in favor of the Company, the assessment of the SCT for the year 2011 was structured within the scope of Law No. 6736 and 47,534 TL overpaid amount was returned to the Company in 2021 by deduction from the debts of the Company to the State.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The Council of State, rejected the correction of decision requests of the Large Taxpayers Office, in favor of the Company. In 2021, The Court decided there is no need to make ruling regarding the essence of the cases, due to the fact that the amount of the SCT assessment for the year 2011, which are the subject of the lawsuit, was structured within the scope of the Law No. 6736.

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

32

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.       Commitments and contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court. The Court rejected the case. The Company appealed the decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is more than probable, thus, the amount of TL 44,162 that will be paid in April 2022 is recognized as liability in the consolidated financial statements as at and for the period ended 31 March 2022.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Court of Justice. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. The expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time.

In accordance with our objections, The Court decided to obtain an expert report from a new expert committee, mentioning that there was a clear contradiction between the expert reports in the case. The expert report within this scope has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. Whole cases are pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision.

The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case. The Court rejected the case. The company appealed the case before Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending.

33

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.       Commitments and contingencies (continued)

Ministry of Commerce Administrative Fine

As a result of the investigation conducted by the Ministry of Commerce for the year 2015, against the Company due to the alleged violation on distance contracts, hire purchase agreements and subscriber agreements, Ministry of Commerce imposed an administrative fine in the amount of TL 138,173. The Company filed a lawsuit for the cancellation of the related transactions. The Court accepted the case in favor of the Company and cancelled the administrative fine. Istanbul Governorship appealed the decision before Regional Administrative Court. Regional Administrative Court rejected the appeal request in favor of the Company. Istanbul Governorship appealed the decision before the Council of State. The Company replied this request in due time. As a result of the appeal process, the Council of State decided to reverse the Regional Administrative Court’s decision and decided to send the case file to the Regional Administrative Court to redecide after having an expert examination. The Regional Administrative Court decided to abide the Council of State’s decision and conduct an expert examination on the file. The expert report has been submitted to the case file. Statements and objections regarding the report were submitted to the case file due time. While the trial was pending, an application was made to the Istanbul Governorship Provincial Directorate of Commerce on 28 September 2021 for the administrative fine of TL 138,173, which was imposed by the Governorship of Istanbul and whose cancellation was requested in the file case, restructured with a cash payment option within the scope of Article 3 of the Law No.

7326, titled "Receivables that are not finalized or are in the litigation phase". Thus, the administrative fine amounting to TL 138,173 restructured by paying TL 51,815 on 1 November 2021 and the lawsuit was finalized. The Regional Administrative Court decided there is no need to make ruling regarding the essence of the case, due to waiving the case according to the Law No. 7326.

ICTA Investigation Regarding the R&D Obligations (Period of 2013-2016)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 18,031 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 13,523 with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. The cases are pending.

ICTA Investigation Regarding the R&D Obligations (Period of 2016-2017)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 31,139 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 23,354 with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. The cases are pending.

34

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.       Commitments and contingencies (continued)

ICTA Investigation on Service Outage during the Ramadan Feast

As a result of the investigation carried out by the ICTA in order to examine whether the obligations arising from the relevant legislation regarding service interruptions during the Ramadan Feast are fulfilled; ICTA decided to impose an administrative fine of TL 3,156 to Turkcell. The administrative fine, which has been notified to Turkcell on 07 September 2021, was paid on 6 October 2021 as a total sum of 2,367 TL (with a discount of 25%) by taking advantage of the early payment discount. After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA.

ICTA – Doubling Campaign

ICTA decided to impose an administrative fine of TL 25,246 to Turkcell as a result of the inspection carried out on the grounds that the fee increases in the Doubling Campaign and notification made in this context were contrary to the relevant legislation. The administrative fine, which was notified to Turkcell on 07 September 2021, was paid on 6 October 2021 as a total sum of TL 18,934 (with a discount of 25%) by taking advantage of the early payment discount. After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA.

ICTA – Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not our obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled. As a result of the investigation ICTA has decided to impose an administrative fine of TL 3,622 to Turkcell. The administrative fine notified to Turkcell on 20 January 2022 and was paid on 17 March 2022 as TL 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA.

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to Turkcell. The administrative fine notified to Turkcell on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA.

Other ongoing lawsuits and tax investigations

In 2019, JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The total claim against Turkcell and other shareholder Telia Company A.B. amounts to TL 549,000 (USD 66,000) plus interest, of which Turkcell’s share amounts to TL 157,000 (USD 19,000) under the scope of agreements signed by parties. On the other hand, JSC Kazakhtelecom has initiated another arbitration case against the Company and Telia Company A.B. with the claim of indemnification due to revocation of a frequency license.

A settlement agreement has been signed between the parties for both arbitration cases and JSC Kazakhtelecom waived both arbitration proceedings with the payment of the settlement fee. In 2021, the total amount paid by our Company as the settlement fee is TL 51,894 (USD 6,201)

35

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.       Commitments and contingencies (continued)

Other ongoing lawsuits and tax investigations (continued)

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The lawsuits are pending. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

Treasury share investigation related with fourth quarter of 2021 fiscal year have been started on 10 January 2022.Closing minutes have been signed for treasury share investigation related with third quarter of 2021 fiscal year on 10 January 2022 and fourth quarter of 2021 fiscal year on 20 April 2022.

In addition, following tax investigations which were started previous periods (i) transactions for 2017 fiscal year regarding SCT, (ii) 2018 fiscal year transactions regarding SCT, Corporate Income Tax and Value Added Tax. As a result of the investigations, Company has been imposed tax assessment. Company's Board of Directors resolved that our Company shall benefit from restructuring provisions as per the Law No. 7326. The process was completed upon payment of TL 257,783 by our Company on 1 November, 2021.

In addition, in accordance with the "Contract for the Establishment and Operation of Mobile Communication Infrastructure Service in Settlements Without Mobile Coverage" signed with the Ministry of Transport and Infrastructure, since the fees reflected to the Ministry should be subject tospecial communication tax and assessment has been made for the 2015 and 2016 periods. Application has been made for the assessment on 11 December 2020 to benefit for the structuring provisions of the Law No.7256 and the application has been approved. In this context, TL 51,174 was paid on 1 March 2021 in advance.

On the other hand, mobile payment services provided by Turkcell Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Odeme in the amount of TL 18,763. Turkcell Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The appeal process is pending.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 9,441 provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2022 (31 December 2021: TL 53,603).

36

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.       Related parties

Transactions with key management personnel

Key management personnel comprise of the Group's members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 March 2022 and 2021.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	31 March 2022	31 March 2021
Short-term benefits	31,123	19,899
Long-term benefits	264	197
Termination and other benefits	252	65
Share based payments	—	975
	31,639	21,136

The following transactions occurred with related parties:

	Three months ended 31 March
Revenue from related parties	2022	2021
Enerji Piyasalari Isletme A.S. (“EPIAS”)	67,939	29,643
Turk Hava Yollari A.S.	27,156	14,124
Ziraat Bankasi A.S. (“Ziraat Bankasi”)	14,884	12,682
Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.S. (“TOGG”)	11,964	344
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (“Turksat”)	8,522	8,126
Gunes Express Havacilik A.S. (“Sun Express”)	7,430	2,794
Turkiye Vakiflar Bankasi TAO (“Vakifbank”)	4,351	3,951
Turkiye Halk Bankasi A.S. (“Halkbank”)	2,424	1,752
Borsa Istanbul A.S. (“BIST”)	2,291	3,104
Türkiye Hayat ve Emeklilik A.S.	2,209	4,701
Ziraat Katilim Bankasi A.S.	503	963
Sofra Kurumsal ve Odullendirme Hizmetleri A.S. (“Sofra”)	447	236
Kredi Kayit Burosu A.S.	398	684
Turkiye Sigorta A.S.	176	1,652
Posta ve Telgraf Teskilati A.S. (“PTT”)	26	167
Other	2,786	1,751
	153,506	86,674
	Three months ended 31 March
Related party expenses	2022	2021
EPIAS	284,339	106,172
Turksat	15,589	13,709
Sofra	8,827	7,443
Boru Hatlari Ile Petrol Tasima A.S. (“BOTAS”)	8,309	3,654
PTT	4,691	2,827
Other	7,910	12,052
	329,665	145,857

37

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.       Related parties (continued)

Details of the financial assets and liabilities with related parties as of 31 March 2022 and 31 December 2021 are as follows:

	31 March 2022	31 December 2021
Banks - Time deposits	7,178,160	7,720,468
Banks - Demand deposits	166,442	154,291
Financial Assets	85,274	—
Bank borrowings	(1,163,584)	(762,613)
Debt securities issued	(304,250)	(101,938)
Lease liabilities	(69,775)	(97,336)
Provisions	(4,802)	(5,001)
	5,887,465	6,907,871

As of 31 March 2022, the amount of letters of guarantee given to the related parties is TL 104,931 (31 December 2021: TL 97,135).

Details of the time deposits at related parties as of 31 March 2022 and 31 December 2021 are as follows:

	31 March 2022	31 December 2021
Ziraat Bankasi	2,718,708	2,681,804
Vakifbank	2,204,102	2,205,630
Halkbank	1,485,277	2,432,802
Ziraat Katilim	770,073	400,168
Other	—	64
	7,178,160	7,720,468

Amount	Currency	Effective Interest Rate	Maturity	31 March 2022
344,417	USD	2.0%	April-May 2022	5,044,259
1,364,327	TL	16.8%	April-June 2022	1,364,327
47,159	EUR	0.5%	April-June 2022	769,094
25	GBP	3.2%	April 2022	480
				7,178,160

Details of the bank borrowings at related parties as of 31 March 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	31 March 2022
620,100	TL	14.8%-16.4%	May 2022-March 2023	626,093
300,328	TL	15.7%-20.9%	April 2022-March 2023	302,380
57,994	RMB	4.9%	August 2022	132,958
100,000	TL	18.0%	May 2022	102,153
				1,163,584

38

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.       Related parties (continued)

Details of the debt securities at related parties as of 31 March 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	31 March 2022
200,000	TL	16.3%	June 2022	200,743
100,000	TL	20.0%	April 2022	103,507
				304,250

Details of the lease liabilities at related parties as of 31 March 2022 are as follows:

Currency	Effective Interest Rate	Payment Period	31 March 2022
EUR	0.2% - 3.7%	2022-2024	60,549
TL	12.7% - 32.0%	2022-2026	9,226
			69,775

Interest income from related parties:

	31 March 2022	31 March 2021
Vakifbank	49,917	33,507
Ziraat Bankasi	9,869	36,176
Halkbank	9,704	59,467
Other	4,651	1,691
	74,141	130,841

Interest expense to related parties:

	31 March 2022	31 March 2021
Vakıfbank	17,785	—
Halk Varlik Kiralama A.S.	8,519	2,560
Ziraat Bankasi	2,314	2,755
Other	36	93
	28,654	5,408

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

39

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.       Investments accounted for using the equity method

The details of carrying values and consolidation rates subject to equity accounting of joint ventures and associates are as follows:

a) Joint Ventures	31 March 2022	31 December 2021
Sofra	12,717	13,202

b) Associates	31 March 2022	31 December 2021
TOGG	824,699	665,382

The movement of Joint Ventures and associates is as follows:

	31 March 2022	31 March 2021
Opening balance	678,584	103,926
Shares of profit/(loss)	(23,443)	17,739
Contribution to capital increase	182,275	103,626
	837,416	225,291

40

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.       Subsidiaries

The Group’s immediate and ultimate parents are TVF BTIH and TVF, Subsidiaries, associates and a joint venture of the Company as at 31 March 2022 and 31 December 2021 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2022 (%)	2021 (%)
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Dijital	Turkey	Digitalization services and products	100	100
Digital Egitim Teknolojileri (*)	Turkey	Education technologies	51	-
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Turkey	Development and providing of digital services and products	100	100
Lifecell Bulut	Turkey	Cloud solutions services	100	100
Lifecell TV	Turkey	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Turkey	Radio, television and on-demand streaming services	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Turkey	Develop software products and services, training software developers	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkey	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Turkey	Providing digital services and products	100	100
Beltel	Turkey	Telecommunications investments	100	100
BeST	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
			Effective Ownership Interest
Associates	Country of		31 March	31 December
Name	Incorporation	Business	2022 (%)	2021 (%)
TOGG	Turkey	Electric passenger car development, production and trading activities	23	23
			Effective Ownership Interest
Joint Venture	Country of		31 March	31 December
Name	Incorporation	Business	2022 (%)	2021 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(*)Dijital Egitim Teknolojileri A.S., in which wholly owned subsidiary Turkcell Dijital has 51% and Sahinkaya Ozel Egitim Kurumları A.S. has 49% shareholding, respectively, has been incorporated. The company has been established to offer education and communication solutions compatible with new generation technologies and has a paid-in capital of TL 100. Registration and announcement of the respective company has been completed on 11 March 2022.

41

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2022

(All amounts disclosed in the condensed consolidated interim financial statement and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

22.       Subsequent events

In accordance with the resolution of TOGG’s board of directors, the Group made capital advance payments to TOGG amounting to TL 92,000, TL on 22 April 2022.

As a result of increasing trend of inflation in Turkey, IAS 29, "Financial Reporting in Hyperinflationary Economies" is most likely applicable for entities with the functional currency of the Turkish Lira in 2022 and it should be applied as if the economy had always been hyper-inflationary.

With the Law No. 7394 published in the Official Gazette dated April 15, 2022, Article 32 titled "Corporate Tax and Provisional Tax Rate" of the Turkish Corporate Tax Law No. 5220 and the Provisional Article 13 of the Law have been amended. In line with the aforementioned changes, the corporate tax rate will be applied as 25% for banks, companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

42

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 28, 2022	By:	/s/ Ali Serdar Yagci
Name: Ali Serdar Yagci Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 28, 2022	By:	/s/Osman Yilmaz
Name: Osman Yilmaz Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 28, 2022	By:	/s/ Taner Kiziltoprak
Name: Taner Kiziltoprak Title: Group Reporting & Subsidiaries Management Director